SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For transition period from ______________ to _______________.

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-21

Supplemental Schedule:

Schedule H, Part IV, line 4i* - Schedule of Assets (Held at End of Year) December 31, 2010	22-32

Signature Page	33

Exhibit:
Consent of Independent Registered Public Accounting Firm

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2010.

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AXA Equitable 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 27, 2011

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

Assets
Investments (Notes 3, 4, 5 and 6)	$1,639,642,474	$1,617,997,369

Receivables
Participant contributions	-	95,788
Employer contributions	1,204,738	1,542,593
Notes receivable from participants (Notes 1 and 2)	27,634,621	27,795,797
Other receivables	128,050	3,289,037

Total receivables	28,967,409	32,723,215

Total assets	1,668,609,883	1,650,720,584

Liabilities
Accrued expenses and other liabilities	478,185	660,779

Total liabilities	478,185	660,779

Net assets available for benefits, at fair value	1,668,131,698	1,650,059,805

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(20,877,731)	(9,367,106)

Net assets available for benefits	$1,647,253,967	$1,640,692,699

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2010

Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$67,370,546
Interest	17,586,706
Dividends	15,334,594

100,291,846
Less investment expenses	1,653,740

Net investment income	98,638,106

Interest income on notes receivable from participants	1,713,124

Contributions
Participant	60,016,291
Employer	19,521,310

Total contributions	79,537,601

Total additions	179,888,831

Deductions
Benefits paid to participants	171,411,448
Administrative expenses	1,916,115

Total deductions	173,327,563

Net increase during the year	6,561,268

Net assets available for benefits
Beginning of year	1,640,692,699

End of year	$1,647,253,967

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible employees and statutory employees of AXA Equitable and certain participating affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the "Code"), as amended.

Plan Fiduciary, Administrator and Trustee
The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee.  The Administrative Committee serves as the Plan administrator and the Investment Committee serves as the Trustee.  The Plan has an agreement with Fidelity Management Trust Company ("Fidelity"), last amended as of December 31, 2004, to act as custodial trustee of the assets of the Plan.

Eligibility
The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates, who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions
Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan.  New hires are automatically enrolled after 30 days at work at a 3% before-tax contribution rate, which is invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 6% deferral percentage or elects out of the automatic increase program. The new hire can opt out, change the contribution rate, or change the investment option at any time.  The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual compensation, subject to reduction by limits imposed by the Code ($16,500 for 2010 and 2009). The maximum after-tax contribution is $15,000 or 10% of the participant's annual eligible compensation, whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 85% of his or her annual eligible compensation.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $5,500 for 2010 and 2009. The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $22,000 for 2010 and 2009.  Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

AXA Equitable matches the participant’s before-tax or Roth 401(k) contribution on a dollar for dollar basis up to 3% of the participant’s annual eligible compensation. Prior to March 22, 2010, AXA Equitable’s matching contributions were invested directly in the company stock fund.  Participants could redirect the matching contribution into other investment options in the Plan at any time.  Effective March 22, 2010, employer matching contributions are no longer invested in the company stock fund, but instead are invested in (i) accordance with the Participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Allocation Provisions
Participants direct the investment of their contributions into various investment options offered by the Plan. In 2010, the Plan offered twelve target allocation funds through a group annuity contract, eighteen mutual funds, a company stock fund, and a Fixed Income Fund as investment options for participants. Effective July 21, 2010, the company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the company stock fund on or after March 22, 2010.

Participant Accounts
Each participant's account is credited with the participant's contribution and matching contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Notes Receivable from Participants
Actively employed participants may borrow from their fund accounts, in $100 increments, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). The loans are collateralized by the balance in the participant's account.  Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent.  The interest rates for all outstanding loans ranged from four and one quarter to eleven percent as of December 31, 2010 and 2009.  Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans. Active participants whose loan is deemed distributed are not permitted to participate in the Plan for 6 months from the date of the deemed distribution. However, an active participant is permitted to transfer account balances among investment funds (except to the company stock fund).

Payment of Benefits
Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit for a single individual is a straight life annuity and for married individuals is a qualified joint and survivor annuity).  Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity.  Required minimum distributions as required by the Code are also paid, as necessary.

Vesting
Participants are vested immediately in their own contributions plus actual earnings, if any, thereon.  Company matching contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts
Upon termination of service, other than due to death or disability (as described above), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce employer matching contributions.  The balance in the forfeiture account totaled $717,665 and $395,867 at December 31, 2010 and 2009, respectively.  During 2010, $483,903 from the forfeiture account was used to pay for administrative expenses and $5,319 was used to pay for employer matching contributions.

Plan Expenses and Administration
The Plan had an administrative agreement with Fidelity Investments Institutional Operations Company, Inc. for outsourcing the administration of the Plan and investment management services.  The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made in the amounts presented for 2009 to conform to the current presentation.

Accounting Changes
In January 2010, the FASB issued new guidance requiring a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements, and describe the reasons for the transfers. This guidance was effective for reporting periods beginning after December 15, 2009.  This disclosure was included in the Notes to the Plan financial statements for the year ended December 31, 2010.

In March 2010, the FASB issued new guidance to eliminate the scope exception for embedded credit derivatives in beneficial interests in securitized financial assets, such as asset-backed securities, credit-linked notes, and collateralized loan and debt obligations, except for those created solely by subordination.  This guidance provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the extent of the embedded credit derivative scope exception.  This guidance was effective at the beginning of the first fiscal quarter beginning after June 15, 2010 and did not have a material effect on the financial statements of the Plan.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

In September 2010, the FASB issued new guidance which clarifies how loans to participants should be classified and measured by defined contribution benefit plans.  For reporting purposes, participant loans shall be segregated from plan investments and classified as notes receivable from participants. In addition, notes receivable from participants are required to be measured at their unpaid principal balance plus accrued unpaid interest and are no longer subject to fair value measurement disclosure requirements. The new guidance was effective for periods ending after December 15, 2010 and applied retrospectively to all prior periods presented.

New Accounting Pronouncements
In January 2010, the FASB issued new guidance for improving disclosures about fair value measurements.  This guidance requires that purchases, sales, issuances and settlements for Level 3 assets and liabilities be presented separately and is effective for fiscal periods beginning after December 15, 2010.  This new disclosure will be included in the Notes to the Plan financial statements when required.

In May 2011, the FASB amended its guidance on fair value measurements and disclosure requirements to enhance the comparability between US GAAP and IFRS. The amendments address specific considerations about fair value measurements, including financial instruments managed within a portfolio and the application of premiums and discounts. In addition, this guidance expands the disclosure requirements about fair value measurements to include quantitative information about the unobservable inputs used in Level 3 fair value measurements and sensitivities of these measurements to changes in the underlying inputs and the interrelationships between them, if any. The expanded disclosures also require categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed (for example, a financial instrument that is measured at amortized cost in the statement of financial position but for which fair value is required to be disclosed). This new guidance is effective for reporting periods beginning after December 15, 2011. Except for compliance with the additional disclosure imposed by this new guidance, adoption is not expected to have a material impact on the Plan financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures.  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased. When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits
Benefits are recorded when paid.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,
	2010	2009

AXA, SA ADRs, 5,358,128 and 6,396,298 shares, respectively (a)	$89,212,832	$151,464,337
Alliance Bernstein US Large Cap Index, 18,533,045 shares	(b)	144,001,759
SSGA S&P 500 INDEX NON-LENDING CL A, 7,287,502 shares	154,356,578	(b)
Guaranteed Investment Contracts (“GIC”) (Note 6):
AIG Financial Products Co., #931942 (c)	103,372,527	108,327,690
NATIXIS Financial Products, #1910-02 (c)	159,878,441	167,682,995
JP Morgan Chase, #AXA-2-07 (c)	216,395,724	227,050,717
State St. Bank & Trust Co. Boston, #107007 (c)	159,890,795	167,696,318

(a) Nonparticipant-directed Company contributions.
(b) Investment was less than 5% of the Plan’s net assets at respective year end.
(c) GICs are presented on a fair value basis.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $67,370,546, as follows:

Common stock	$(41,184,799)
Mutual funds	108,555,345

Total appreciation	$67,370,546

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4. FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices for identical instruments in active markets.  Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3
Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement.  The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2010 and 2009.

Bonds
Bonds valued at the closing price reported in the active market in which the individual security is traded generally would be categorized as Level 1. When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.  For securities with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data and are generally Level 2. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment and are generally Level 3.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4. FAIR VALUE DISCLOSURES (continued)

Common stock
Valued based on the last sale price traded  in an active market and generally classified as Level 1. When insufficient volume occurs in market these securities are considered Level 2.

Mutual funds, including target allocation funds
Valued at the closing net asset value of shares held by the Plan and generally Level 1. When quoted prices in active markets are not available the securities are generally considered Level 2.

GIC wrappers
Valued based on the present value of the total wrap rebid value and is Level 3.

Commercial paper
Valued at fair value by discounting the related cash flows, based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer and is generally Level 2.

Short-term investments
Includes corporate bonds with maturities of one year or less from the reporting date and are leveled according to policy for Bonds, noted above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Assets
Bonds:
Corporate (2)	$-	$141,265,201	$-	$141,265,201
US Treasury, government and agency	-	359,653,474	-	359,653,474
Commercial mortgage-backed	-	18,284,822	192,518	18,477,340
Residential mortgage-backed (1)	-	50,796,642	-	50,796,642
Asset-backed	-	42,192,683	1,299,425	43,492,108
Common stock:
Finance	-	89,212,832	-	89,212,832
Mutual funds:
Index	227,455,190	273,095,851	-	500,551,041
Balanced	52,809,748	-	-	52,809,748
Growth	145,518,321	86,615,232	-	232,133,553
Fixed income	104,491,209	-	-	104,491,209
Other	23,446,375	-	-	23,446,375
GIC wrappers	-	-	1,381,045	1,381,045
Short-term investments	-	21,931,906	-	21,931,906

Total assets	$553,720,843	$1,083,048,643	$2,872,988	$1,639,642,474

(1)  Includes publicly traded agency pass-through securities.
(2)  Includes primarily investment grade bonds of U.S. issuers from diverse industries.

Except for the company stock fund, SSgA S&P 500 Index Non-Lending Cl A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories.

In 2010, asset-backed bonds with fair values of $674,279 and $352,310 were transferred out of Level 3 and into Level 2 and out of Level 2 and into Level 3, respectively, principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values.  In addition, growth mutual funds with fair value of $73,483,333 were transferred out of Level 1 and into Level 2.  These transfers in the aggregate represent approximately 4.5% of total net assets at December 31, 2010.  All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Assets
Bonds:
Corporate	$-	$148,640,083	$-	$148,640,083
US Treasury, government and agency	-	308,063,234	-	308,063,234
Foreign governments	-	920,659	-	920,659
Commercial mortgage-backed	-	26,006,007	238,780	26,244,787
Residential mortgage-backed (1)	-	87,012,120	-	87,012,120
Asset-backed	-	65,828,797	2,555,840	68,384,637
Common stock:
Finance	151,464,337	-	-	151,464,337
Mutual funds:
Index	407,549,565	-	-	407,549,565
Balanced	48,043,014	-	-	48,043,014
Growth	183,826,900	-	-	183,826,900
Fixed income	94,855,080	-	-	94,855,080
Other	68,152,600	-	-	68,152,600
Wrapper contract	-	-	639,874	639,874
Commercial paper	-	2,252,198	-	2,252,198
Short-term investments	-	21,948,281	-	21,948,281

Total assets	$953,891,496	$660,671,379	$3,434,494	$1,617,997,369

(1) Includes publicly traded agency pass-through securities.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents a reconciliation for Level 3 assets for the 2010 Plan year, January 1, 2010 to December 31, 2010:

GIC Wrappers

Balance, January 1, 2010	$639,874
Total gains/(losses), realized and unrealized included in changes in net assets	741,171
Purchases/(sales), issues and (settlements)	-
Transfers into/(out) of Level 3	-

Balance, December 31, 2010	$1,381,045

The amount of total gains/(losses) for the period included in changes in net assets attributable to the change in unrealized gains/(losses) relating to assets still held at December 31, 2010	$1,139,681

	Commercial mortgage- backed bonds	Asset-backed bonds

Balance, January 1, 2010	$238,780	$2,555,840
Total (losses)/gains, realized and unrealized included in changes in net assets	(14,469)	276,699
Purchases/(sales), issues and (settlements)	(31,793)	(1,211,145)
Transfers into/(out) of Level 3	-	(321,969)

Balance, December 31, 2010	$192,518	$1,299,425

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2010	$(14,243)	$277,950

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2010 (1)	2009
company stock fund

Net assets
Common stock	$89,212,832	$151,464,337
Mutual fund	-	4,661,164
Receivables	-	2,442,205

	$89,212,832	$158,567,706
Changes in net assets
Contributions	$8,164,557
Dividends	3,420,898
Net depreciation	(41,184,799)
Benefits paid to participants	(10,326,912)
Expenses	(273,329)
Net transfers to/(from) participant-directed investments	(29,155,289)

	$(69,354,874)

(1) No new contributions, loan repayments, or transfers are permitted to the company stock fund on or after March 22, 2010, see Note 10.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the Fixed Income Fund investment option (“the Fund”) as indicated in the tables below.

Synthetic GIC
A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities.  The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value.  The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer.  Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan.  The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer.  Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 2.56% and 3.30% in 2010 and 2009, respectively.  The average yield for Synthetic GIC based on the interest rate credited to participants was 2.49% and 2.50% in 2010 and 2009, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;
•	Complete or partial termination of the Plan;
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;
•	Any early retirement program, group termination, group layoff, facility closing, or similar program;
•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2010
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value

Synthetic GICs
AIG Financial Products Co., #931942	A-	$103,372,527	$565,324	$(3,716,698)
NATIXIS Financial Products, #1910-02	AAA	159,878,441	-	(4,873,991)
JP Morgan Chase, #AXA-2-07	AA-	216,395,724	815,721	(7,412,675)
State St Bk & Tr Co Boston, #107007	AA-	159,890,795	-	(4,874,367)

Total Guaranteed Investment Contracts		$639,537,487	$1,381,045	$(20,877,731)

(1) Major Credit Ratings are unaudited.

	December 31, 2009
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value

Synthetic GICs
AIG Financial Products Co., #931942	A-	$108,327,690	$241,363	$(1,650,815)
NATIXIS Financial Products, #1910-02	A+	167,682,995	-	(2,181,724)
JP Morgan Chase, #AXA-2-07	AA-	227,050,717	-	(2,954,158)
State St Bk & Tr Co Boston, #107007	AA-	167,696,318	398,511	(2,580,409)

Total Guaranteed Investment Contracts		$670,757,720	$639,874	$(9,367,106)

(1) Major Credit Ratings are unaudited.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RELATED-PARTY TRANSACTIONS

The Plan invests in certain mutual funds managed by Fidelity, custodial trustee and recordkeeper of the Plan.  Certain Plan investments are managed by AXA Equitable and AllianceBernstein L.P., related parties-in-interest.  AllianceBernstein L.P. is an affiliate of AXA Equitable.  Investment and administrative service fees paid by the Plan directly to Fidelity were $1,653,740 and $156,785, respectively, during the year ended December 31, 2010.  Administrative service fees paid by the Plan directly to AllianceBernstein L.P. were $408,771 during the year ended December 31, 2010.

The Plan incurred expenses in the amount of $666,227, including $216,919 and $34,096 of accrued expenses at December 31, 2010 and 2009, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”).  The AXA S.A. ADRs held by participants was valued at $89,212,832 and $151,464,337 at December 31, 2010 and 2009, respectively. During the year ended December 31, 2010, the Plan made purchases totaling $14,713,804 of AXA, S.A. ADRs and received sales proceeds totaling $33,893,405 of AXA, S.A ADRs. The Plan received $3,420,898 in dividend income from the AXA ADR Stock Fund during the year ended December 31, 2010 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

8.	FUNDING POLICY

AXA Equitable makes a matching contribution on a dollar for dollar basis of up to 3% of the participant’s annual eligible compensation (see Note 1) contributed to the Plan on a 401(k) before-tax or Roth 401(k) basis.  Participants are able to contribute up to 85% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax, Roth 401(k) or after-tax basis. In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account.  As a defined contrubution plan, the  Plan is not subject to ERISA’s minimum funding requirements.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

10.	PLAN AMENDMENTS

No new contributions, loan repayments, or transfers are permitted to the company stock fund on or after March 22, 2010.

Effective March 22, 2010 employer matching contributions are made in cash and invested (i) in accordance with the Participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee. Prior to March 22, 2010, matching contributions were invested in the company stock fund.

These amendments had no effect to the Statement of Net Assets for the year ended December 31, 2010.

11.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, dated April 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan has analyzed the tax positions taken, and has concluded that as of  December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2003.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2010 and 2009, respectively:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$1,647,253,967	$1,640,692,699

Difference between contract value and fair value of Synthetic GICs	20,877,731	9,367,106

Net assets available for benefits per the Form 5500	$1,668,131,698	$1,650,059,805

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended
December 31, 2010:

Net investment income per the financial statements	$98,638,106

Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	11,510,625

Investment gain per the Form 5500	$110,148,731

13.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

14.	SUBSEQUENT EVENTS

Effective January 1, 2011, the 401(k) Plan was amended to increase the after-tax contribution limit. An eligible participant may now elect to make after-tax contributions from 0.1% to 20% of his or her annual eligible compensation, up to $25,000 each plan year.  Prior to 2011, the maximum percentage of eligible compensation able to be contributed was 10%, and the maximum dollar amount was $15,000.

Effective March 30, 2011, the recordkeeping and administration of the Plan was transferred from Fidelity to AON Hewitt and the custodial trustee and disbursement agent functions were transferred from Fidelity to Northern Trust.  As a result of these changes, participants were temporarily unable to initiate certain 401(k) Plan transactions – including enrolling; obtaining a loan, withdrawal or distribution from the plan; initiating fund transfers; and making new investment elections for future contributions. This “blackout period" occurred between March 15, 2011 and March 30, 2011.

The Plan has evaluated subsequent events through the date the financial statements were issued.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Asset-backed bonds
***	CARAT 2007-1 B 5.15% 9/12	9/17/2012, 5.15%, $525,000	**	$541,792
***	ALLYA 10-4 A3 ABS .91 11/17/14	11/17/2014, 0.91%, $910,000	**	904,542
***	ALLYA 2010-1 A3 1.45% 5/14	5/15/2014, 1.45%, $870,000	**	874,965
***	AMCAR 2006-BG A4 5.21% 9/13	9/6/2013, 5.21%, $389,105	**	397,825
***	APART 2007-1 C 5.43% 7/11	2/10/2014, 5.43%, $170,000	**	176,026
***	APART 2007-1 D 5.62% 9/14	9/8/2014, 5.62%, $1,150,000	**	1,179,976
***	BAAT 2010-2 A3 2.4% 7/14	7/15/2014, 1.31%, $1,120,000	**	1,129,407
***	BMWLT 2010-1 A3 1.18% 4/13	4/15/2013, 0.82%, $860,000	**	860,420
***	BRHEA 2006-A A2R 3ML+75 12/41	12/1/2041, 1.058%, $1,009,021	**	1,007,735
***	CCCIT 2006-A4 A4 5.45% 5/13	5/10/2013, 5.45%, $700,000	**	717,655
***	CCCIT 2009-A3 A3 2.7 6/13	6/24/2013, 2.7%, $1,010,000	**	1,021,567
***	CDTIM 2005-1A A1 4.67% 5/17	5/20/2017, 4.67%, $62,676	**	63,153
***	CFAST 2010-A A3 .91% 8/13	8/8/2013, 0.91%, $640,000	**	639,215
***	CHAIT 2007-A17 A 5.12% 10/14	10/15/2014, 5.12%, $750,000	**	807,194
***	CHAIT 2008-A4 A4 4.65% 3/15	3/15/2015, 4.65%, $1,180,000	**	1,271,924
***	CHAIT 2008-A9 A9 4.3% 5/13	5/15/2013, 4.26%, $730,000	**	741,428
***	CHAIT 2009-A3 A3 2.4% 6/13	6/17/2013, 2.4%, $2,330,000	**	2,351,813
***	COMET 2009-A2 A2 3.2% 4/14	4/15/2014, 3.2%, $2,070,000	**	2,096,437
***	COPAR 2007-1 B1 5.76% 12/13	12/15/2013, 5.76%, $490,000	**	499,575
***	CPS 2006-D A4 5.115% 08/13	8/15/2013, 5.115%, $648,102	**	660,765
***	DCAT 2006-C B 5.11% 4/13	4/8/2013, 5.11%, $955,000	**	958,508
***	FORDO 2006-B B 5.43% 2/12	2/15/2012, 5.43%, $804,964	**	812,101
***	FORDO 2006-C B 5.3% 6/12	6/15/2012, 5.3%, $395,000	**	404,748
***	FORDO 2007-A B 5.6% 10/12	10/15/2012, 5.6%, $225,000	**	235,031
***	FORDO 2007-A C 5.8% 2/13	2/15/2013, 5.8%, $360,000	**	377,429
***	FORDO 2009-B A3 2.79 8/13TALF	8/15/2013, 2.79%, $758,359	**	769,271
***	FORDO 2009-C A4 4.43% 11/14	11/15/2014, 4.43%, $510,000	**	543,708
***	FORDO 2009-D A3 2.17% 10/13	10/15/2013, 2.17%, $400,000	**	404,910
***	FORDO 2009-E A3 1.51% 1/14	1/15/2014, 1.51%, $700,000	**	705,793
***	FORDO 2010-B A3 0.98% 10/14	10/15/2014, 0.98%, $600,000	**	601,849
***	FRNK 2006-1 B1 5.14% 7/14	7/21/2014, 5.14%, $155,000	**	155,922
***	FRNK 2007-1 A4 5.03% 2/15	2/16/2015, 5.03%, $475,946	**	477,513
***	FRNK 2007-1 B 5.13% 2/15	2/16/2015, 5.13%, $540,000	**	557,829
***	GCOSL 2006-1A NOTE 5.72% 3/22	3/1/2022, 5.72%, $345,600	**	276,745
***	GEMNT 2009-3 A 2.54% 9/14	9/15/2014, 2.54%, $1,700,000	**	1,722,344
***	GSALT 2007-1 B 5.53% 12/14	12/15/2014, 5.53%, $52,710	**	54,046
***	HAROT 2009-3 A3 2.31% 5/13	5/15/2013, 2.31%, $477,230	**	483,051
***	HAROT 2010-1 A4 1.98% 5/23/16	5/23/2016, 1.98%, $260,000	**	264,656
***	HAROT 2010-2 A3 1.34% 3/14	3/18/2014, 1.34%, $720,000	**	725,711
***	HAROT 2010-3 A3 .7% 5/13	5/21/2013, 0.7%, $1,330,000	**	1,324,114
***	HART 2009-A A3 2.03% 8/13	8/15/2013, 2.03%, $380,000	**	384,659
***	HAT 2007-1 A4 5.33% 11/13	11/17/2013, 5.33%, $743,301	**	753,967
***	JPMRT 2006-A A4 5.14% 12/14	12/15/2014, 5.14%, $234,699	**	235,639
***	MBART 2009-1 A3 1% 1/15/14	1/15/2014, 1.67%, $530,000	**	535,674
***	MVCOT 2005-2 A 4.6% 10/27	10/20/2027, 5.25%, $166,109	**	173,778
***	MVCOT 2006-2A A 5.417% 10/28	10/20/2028, 5.362%, $132,747	**	136,148
***	MVCOT 2006-2A B 5.467% 10/28	10/20/2028, 5.442%, $34,779	**	32,447
***	MVCOT 2006-2A C 5.766% 10/28	10/20/2028, 5.691%, $15,809	**	14,945
***	NALT 2009-B A3 1 1/15	1/15/2015, 2.07%, $760,000	**	765,830

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Asset-backed bonds (continued)
***	NALT 2010-A A2 1.1% 3/13	3/15/2013, 1.1%, $520,000	**	$520,810
***	NALT 2010-B A3 1% 12/15/13	12/15/2013, 1.12%, $600,000	**	599,072
***	NEF 2005-1 A5 4.74% 10/45	10/30/2045, 1.03844%, $673,740	**	675,503
***	SVOVM 2005-A A 5.25% 2/21	2/20/2021, 5.25%, $183,510	**	188,138
***	TAOT 2010-A A3 1.27% 12/13	12/16/2013, 1.27%, $330,000	**	332,183
***	TAOT 2010-B A3 1.04% 2/14	2/18/2014, 1.04%, $400,000	**	401,880
***	TAROT 2006-B A4 5.52% 11/12	11/12/2012, 5.52%, $254,077	**	255,158
***	TAROT 2006-C A4 5.31% 5/13	5/13/2013, 5.31%, $362,349	**	368,060
***	USAOT 2009-2 A3 1.54% 02/14	2/18/2014, 1.54%, $930,000	**	937,359
***	VWALT 2009-A A3 3.41% 4/12	4/16/2012, 3.41%, $739,733	**	748,713
***	VWALT 2010-A A3 0.99% 11/13	11/20/2013, 0.99%, $1,260,000	**	1,257,676
***	WALOT 2006-1B 5.15% 7/12	7/20/2012, 5.15%, $244,403	**	245,328
***	WALOT 2006-2 B 5.29% 6/12	6/20/2012, 5.29%, $15,143	**	15,202
***	WALOT 2006-2 C 5.34% 10/12	10/22/2012, 5.34%, $420,000	**	423,773
***	WALOT 2007-1 B 5.38% 7/12	7/20/2012, 5.38%, $1,145,000	**	1,158,594
***	WALOT 2007-1 C 5.45% 10/12	10/22/2012, 5.45%, $795,000	**	811,999
***	WALOT 2007-1 D 5.65% 2/13	2/20/2013, 5.65%, $1,245,000	**	1,257,594
***	WOART 2010-A A3 1.34% 12/13	12/16/2013, 1.34%, $460,000	**	463,286

	Total asset-backed bonds		**	43,492,108

	Commercial mortgage-backed bonds
***	BACM 2003-2 A2 4.342% 3/41	3/11/2041, 4.342%, $184,716	**	186,925
***	BACM 2004-6 A2 4.161% 12/42	12/10/2042, 4.161%, $131,193	**	133,130
***	BACM 2005-3 A2 CSTR 7/43	7/10/2043, 4.501%, $1,143,490	**	1,156,143
***	BACM 2005-3 XP CSTR 7/43	7/10/2043, 0.383855%, $10,854,525	**	67,345
***	BACM 2005-5 XP CSTR 10/45	10/10/2045, 0.04579%, $16,407,275	**	29,435
***	BACM 2006-5 A1 5.185% 9/47	9/10/2047, 5.185%, $15,278	**	15,338
***	BSCMS 2005-PWR9 X2 CSTR 9/42	9/11/2042, 0.362513%, $16,601,138	**	174,235
***	BSCMS 2007-PW15 A1 5.016% 2/44	2/11/2044, 5.016%, $29,212	**	29,820
***	BSCMS 2007-T28 A1 5.422% 9/42	9/11/2042, 5.422%, $214,298	**	220,640
***	BSCMS 2007-T28 X2 CSTR 9/42	9/11/2042, 0.178456%, $73,670,949	**	595,396
***	COMM 2001-J2A A1 5.447% 7/34	7/16/2034, 5.447%, $1,036,513	**	1,045,573
***	COMM 2005-C6 A2 CSTR 6/44	6/10/2044, 4.999%, $99,050	**	99,395
***	COMM 2005-C6 XP CSTR 6/44	6/10/2044, 0.137678%, $12,725,261	**	41,377
***	COMM 2006-CN2A A2FX 5.449 2/19	2/5/2019, 5.449%, $845,000	**	848,984
***	CSFB 2002-CP5 A1 4.106 12/35	12/15/2035, 4.106%, $271,277	**	276,259
***	CSFB 2004-C5 A2 4.183% 11/37	11/15/2037, 4.183%, $155,549	**	155,960
***	CSFB 2005-C4 ASP CSTR 8/38	8/15/2038, 0.227346%, $21,736,379	**	99,105
***	CSMC 2007-C1 A1 5.227% 2/40	2/15/2040, 5.227%, $39,144	**	39,463
***	CSMC 2007-C2 A1 5.237% 1/49	1/15/2049, 5.269%, $11,153	**	11,200
***	FHR 2866 XE 4 12/18	12/15/2018, 4%, $730,000	**	765,828
***	FHR 3560 LA 2% 8/14	8/15/2014, 2%, $590,807	**	598,391
***	FHR 3573 LC 1.85% 8/14	8/15/2014, 1.85%, $921,293	**	932,007
***	FNR 2010-123 DL 3.5% 11/25	11/25/2025, 3.5%, $615,837	**	640,754
***	FNR 2010-143 B 3.5% 12/25	12/25/2025, 3.5%, $962,289	**	1,002,084
***	GCCFC 2003-C2 A3 4.533% 1/36	1/5/2036, 4.533%, $456,903	**	470,770
***	GECMC 2007-C1 XP CSTR 12/49	12/10/2049, 0.200254%, $21,997,942	**	129,502

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
par, or maturity value

Commercial mortgage-backed bonds (continued)
***	GMACC 2005-C1 X2 CSTR 5/43	5/10/2043, 0.553751%, $3,946,090	**	$35,203
***	GSMS 2005-GG4 A3 4.607 7/39	7/10/2039, 4.607%, $390,000	**	397,426
***	GSMS 2006-GG6 A2 5.506% 4/38	4/10/2038, 5.506%, $326,845	**	330,056
***	GSMS 2006-GG8 A2 5.479 11/39	11/10/2039, 5.479%, $380,000	**	388,608
***	JPMCC 07-LDP10 A-1 5.122% 1/49	1/15/2049, 5.122%, $40,526	**	40,986
***	JPMCC 2005-LDP2 A3 4.697 7/42	7/15/2042, 4.697%, $660,000	**	678,653
***	JPMCC 2005-LDP4 X2 CSTR 10/42	10/15/2042, 0.182859%, $34,749,752	**	145,038
***	JPMCC 2006-LDP7 A2 CSTR 4/45	4/15/2045, 5.849336%, $294,805	**	299,632
***	JPMCC 2006-LDP9 A1 CSTR 5/47	5/15/2047, 5.17%, $148,614	**	150,465
***	JPMCC 2007-CB18 A1 CSTR 6/47	6/12/2047, 5.32%, $107,356	**	109,766
***	LBMT 1991-2 A3 CSTR 1/17	1/20/2017, 8.45559%, $191,573	**	192,518
***	LBUBS 2001-C2 A2 6.653% 11/27	11/15/2027, 6.653%, $246,837	**	248,319
***	LBUBS 2004-C8 A2 4.201% 12/29	12/15/2029, 4.201%, $61,211	**	61,666
***	LBUBS 2004-C8 XCP CSTR 12/39	12/15/2039, 0.593974%, $1,759,967	**	11,051
***	LBUBS 2005-C5 XCP CSTR 9/40	9/15/2040, 0.41474%, $31,427,016	**	243,032
***	LBUBS 2005-C7 XCP CSTR 11/40	11/15/2040, 0.175216%, $26,713,463	**	112,624
***	LBUBS 2006-C3 A1 5.478 3/32	3/15/2032, 5.478%, $9,458	**	9,492
***	LBUBS 2006-C6 A1 5.23 9/39	9/15/2039, 5.23%, $194,867	**	195,535
***	LBUBS 2006-C7 A1 5.279 11/38	11/15/2038, 5.279%, $47,930	**	48,653
***	LBUBS 2007-C1 A1 CSTR 2/40	2/15/2040, 5.391%, $108,148	**	110,327
***	LLL 1997-LLI D 7.15 10/34	10/12/2034, 7.15%, $239,596	**	246,589
***	MLCFC 2007-6 A1 5.175% 3/51	3/12/2051, 5.175%, $79,350	**	80,556
***	MLCFC 2007-8 A1 4.622% 8/49	8/12/2049, 4.622%, $176,408	**	180,242
***	MLMT 2004-KEY2 A2 4.166% 8/39	8/12/2039, 4.166%, $99,937	**	102,551
***	MLMT 2005-MKB2 XP CSTR 9/42	9/12/2042, 0.221073%, $2,441,575	**	14,221
***	MSC 2006-HQ9 A1 5.49% 7/44	7/12/2044, 5.49%, $321,294	**	325,516
***	MSC 2006-T23 A1 5.682% 8/41	8/12/2041, 5.682%, $45,009	**	45,494
***	MSC 2007-HQ11 A1 5.246% 2/44	2/12/2044, 5.246%, $120,030	**	121,874
***	MSC 2007-IQ13 A1 5.05% 3/44	3/15/2044, 5.05%, $197,503	**	200,581
***	WBCMT 05-C16 APB 4.692% 10/41	10/15/2041, 4.692%, $497,554	**	521,648
***	WBCMT 2004-C11 A3 4.719 1/41	1/15/2041, 4.719%, $369,299	**	372,422
***	WBCMT 2004-C15 A2 4.039 10/41	10/15/2041, 4.039%, $1,244,783	**	1,255,324
***	WBCMT 2005-C18 XP CSTR 4/42	4/15/2042, 0.320364%, $8,735,426	**	43,878
***	WBCMT 2006-C25 A2 5.684% 5/43	5/15/2043, 5.684%, $265,531	**	267,634
***	WBCMT 2007-C30 A1 5.031% 12/43	12/15/2043, 5.031%, $39,555	**	39,788
***	WBCMT 2007-C30 XP CSTR 12/43	12/15/2043, 0.440294%, $22,058,037	**	292,411
***	WBCMT 2007-C31A A2 5.421% 4/47	4/15/2047, 5.421%, $764,000	**	792,502

	Total commercial mortgage-backed bonds		**	18,477,340

	Corporate bonds		**
***	ABBEY NATL 3.875 11/10/14 144A	11/10/2014, 3.875%, $1,350,000	**	1,345,174
***	ALABAMA POWER 4.85% 12/15/12	12/15/2012, 4.85%, $622,000	**	668,487
***	ALTRIA GROUP 4.125% 9/11/15	9/11/2015, 4.125%, $650,000	**	694,522
***	ALTRIA GROUP INC 8.5% 11/13	11/10/2013, 8.5%, $600,000	**	717,407
***	AMER HONDA 2.5% 9/21/15 144A	9/21/2015, 2.5%, $640,000	**	636,463
***	AMERICAN EX CC 2.75% 9/15/15	9/15/2015, 2.75%, $1,280,000	**	1,269,678
***	AT&T INC 2.5% 8/15/15	8/15/2015, 2.5%, $2,900,000	**	2,920,219

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Corporate bonds (continued)
***	BALTIMORE G&E 6.125% 7/01/13	7/1/2013, 6.125%, $510,000	**	$578,478
***	BANK AMER 4.5% 4/1/15	4/1/2015, 4.5%, $680,000	**	698,758
***	BANK AMER FDG 3.7% 9/1/15	9/1/2015, 3.7%, $1,720,000	**	1,728,306
***	BANK NOVA SCOTIA 2.25% 1/22/13	1/22/2013, 2.25%, $1,090,000	**	1,120,682
***	BANK NY MELLO GLB 4.95 11/12	11/1/2012, 4.95%, $566,00	**	611,951
***	BANK OF NOVA SC 2.05% 10/07/15	10/7/2015, 2.05%, $2,050,000	**	2,009,550
***	BARCLAYS MTN 2.5% 1/23/13	1/23/2013, 2.5%, $1,680,000	**	1,725,708
***	BEAR STEARNS CO INC 5.35% 2/12	2/1/2012, 5.35%, $355,000	**	379,392
***	BERK HATH INC 2.125% 2/11/13	2/11/2013, 2.125%, $1,320,000	**	1,359,056
***	BHP BILLITON 5.125% 3/29/12	3/29/2012, 5.125%, $490,000	**	521,799
***	BMONT Q 2.125% 6/28/13	6/28/2013, 2.125%, $1,290,000	**	1,313,108
***	BNP PARIBAS 2.125% 12/21/12	12/21/2012, 2.125%, $450,000	**	457,519
***	BNP PARIBAS MTN 3.25% 3/11/15	3/11/2015, 3.25%, $630,000	**	642,988
***	BOA FDIC 3.125% 6/15/12	6/15/2012, 3.125%, $4,130,000	**	4,283,243
***	BOA FDIC GTD MTN 2.1% 4/30/12	4/30/2012, 2.1%, $551,000	**	564,402
***	BONY MTN 4.3% 5/15/14	5/15/2014, 4.3%, $672,000	**	720,713
***	BP CAPITAL MARKETS 3.125% 3/12	3/10/2012, 3.125%, $1,073,000	**	1,107,525
***	C 6.5 08/13 SNR DT	8/19/2013, 6.5%, $640,000	**	718,011
***	CANADIAN IMP BK 2.35% 12/11/15	12/11/2015, 2.35%, $560,000	**	548,331
***	CATERPILR FI INC MTN1.55 12/13	12/20/2013, 1.55%, $650,000	**	650,923
***	CIBC 1.45% 9/13/13	9/13/2013, 1.45%, $577,000	**	577,591
***	CITI FDG FDIC 1.875% 10/22/12	10/22/2012, 1.875%, $2,830,000	**	2,896,847
***	CITIBANK FDIC MTN 1.875 6/4/12	6/4/2012, 1.875%, $1,420,000	**	1,446,904
***	CITIGR FDG FDIC 1.875 11/15/12	11/15/2012, 1.875%, $1,700,000	**	1,738,340
***	CITIGROUP 4.75% 5/19/15	5/19/2015, 4.75%, $3,850,000	**	4,052,659
***	COCA-COAL ENT 1.125% 11/12/13	11/12/2013, 1.125%, $686,000	**	680,365
***	COCA-COLA CO 1.5% 11/15/15	11/15/2015, 1.5%, $950,000	**	913,671
***	COMERICA INC 3% 9/16/15	9/16/2015, 3%, $74,000	**	73,802
***	COMMONWETH MTN2.9 9/17/14 144A	9/17/2014, 2.9%, $3,180,000	**	3,348,120
***	COVIDIEN INTL 1.875% 6/15/13	6/15/2013, 1.875%, $970,000	**	982,424
***	CREDIT SUIS(NY)MTN 3.5 3/23/15	3/23/2015, 3.5%, $750,000	**	775,372
***	CREDIT SUISSE NY 5% 5/15/13	5/15/2013, 5%, $2,171,000	**	2,350,479
***	DBS BK LTD 5.125/VAR 5/17 144A	5/16/2017, 5.125%, $1,300,000	**	1,353,802
***	DIAGEO CPTL GLB 5.2 1/30/13	1/30/2013, 5.2%, $690,000	**	759,151
***	DOMINION RESOUR 2.25% 9/1/15	9/1/2015, 2.25%, $427,000	**	424,007
***	DUKE ENERGY CORP 5.65% 6/13	6/15/2013, 5.65%, $1,500,000	**	1,650,903
***	EDP FINANCE BV5.375 11/12 144A	11/2/2012, 5.375%, $1,240,000	**	1,267,087
***	ENEL FIN INTL 5.7% 1/15/13144A	1/15/2013, 5.7%, $587,000	**	638,201
***	ERP OPERAT LP 5.5% 10/1/12	10/1/2012, 5.5%, $350,000	**	382,627
***	FRANCE TELE MTN 4.375% 7/14 DT	7/8/2014, 4.375%, $849,000	**	924,982
***	FRANCE TELECOM 2.125% 9/16/15	9/16/2015, 2.125%, $214,000	**	209,642
***	GE CAP CORP 2.25% 11/9/15	11/9/2015, 2.25%, $604,000	**	582,621
***	GE CAP CORP 3.5% 8/12	8/13/2012, 3.5%, $3,640,000	**	3,819,880
***	GE CAP FDIC GMTN 2% 9/28/12	9/28/2012, 2%, $2,010,000	**	2,063,493
***	GE CAP FDIC MTN 2.625 12/28/12	12/28/2012, 2.625%, $1,918,000	**	1,989,740
***	GE CAP MTN 2.8% 1/08/13	1/8/2013, 2.8%, $346,000	**	358,372
***	GE CAP MTN 3.5% 6/28/15	6/29/2015, 3.5%, $366,000	**	372,483
***	GENERAL ELEC MTN 1.875% 9/13	9/16/2013, 1.875%, $760,000	**	764,563
***	GOLDMAN FDIC 3.25% 6/15/12	6/15/2012, 3.25%, $1,978,000	**	2,056,209

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Corporate bonds (continued)
***	GOLDMAN SA FDIC 2.15% 3/12	3/15/2012, 2.15%, $600,000	**	$615,482
***	GOLDMAN SACHS 4.75% 7/15/13 DT	7/15/2013, 4.75%, $454,000	**	493,578
***	GOLDMAN SACHS MTN 3.7% 8/1/15	8/1/2015, 3.7%, $1,017,000	**	1,052,226
***	ING BANK NV 2% 10/18/13 144A	10/18/2013, 2%, $950,000	**	942,414
***	JACKSON NATL 5.375% 5/8/13 144	5/8/2013, 5.375%, $500,000	**	544,225
***	JPMC CO MTN 4.65% 6/14	6/1/2014, 4.65%, $1,700,000	**	1,821,149
***	JPMMTN 1.65% 9/30/13	9/30/2013, 1.65%, $640,000	**	643,103
***	JPMORGAN CHASE CO 3.4% 6/24/15	6/24/2015, 3.4%, $2,425,000	**	2,474,509
***	LG&E & KU MTN 2.125 11/15 144A	11/15/2015, 2.125%, $449,000	**	432,033
***	MANUFTRS & TRD 3.85/VAR 4/1/13	4/1/2013, 1.80281%, $1,000,000	**	992,634
***	MASSMUTUAL GL 3.625% 7/12 144A	7/16/2012, 3.625%, $500,000	**	526,535
***	MERCK & CO INC 2.15% 1/15/16	1/15/2016, 2.25%, $630,000	**	622,907
***	MERRILL LYN CO 5.45% 2/05/13	2/5/2013, 5.45%, $167,000	**	179,842
***	MERRILL LYNCH 5.45% 7/15/14	7/15/2014, 5.45%, $1,050,000	**	1,130,290
***	MET LIFE GBL 2.875 9/17/12 144	9/17/2012, 2.875%, $1,258,000	**	1,299,815
***	MET LIFE GLBL 2.5 9/29/15 144A	9/29/2015, 2.5%, $1,000,000	**	991,870
***	METROPOLITAN MTN 2.5 1/13 144A	1/11/2013, 2.5%, $1,100,000	**	1,137,010
***	MIDAMERICAN ENRG 5.65% 7/15/12	7/15/2012, 5.65%, $1,185,000	**	1,296,994
***	MONUMENTAL GLBL 5.5% 4/13 144A	4/22/2013, 5.5%, $227,000	**	245,311
***	MORGAN STANLEY 4% 7/24/15	7/24/2015, 4%, $640,000	**	654,341
***	MORGAN STANLEY 4.1% 1/26/15	1/26/2015, 4.1%, $2,077,000	**	2,143,812
***	MORGAN STANLEY 6% 5/13/14	5/13/2014, 6%, $720,000	**	783,706
***	NATL AUST BK 5.35% 6/12/13 144	6/12/2013, 5.35%, $750,000	**	814,448
***	NATLAUST BK 2.35 11/16/12 144A	11/16/2012, 2.35%, $1,757,000	**	1,795,425
***	NORDEA BK AG 1.75 10/4/13 144A	10/4/2013, 1.75%, $960,000	**	959,320
***	NORTHERN TR CO 4.625% 5/1/14	5/1/2014, 4.625%, $167,000	**	181,835
***	NORTHERN TRUST CO 5.5% 8/15/13	8/15/2013, 5.5%, $190,000	**	214,272
***	NY LIFE 2.25% 12/14/12 144A	12/14/2012, 2.25%, $680,000	**	697,349
***	NYLIFE GLB4.65% 5/9/13 144A	5/9/2013, 4.65%, $1,060,000	**	1,147,016
***	PACIFIC GAS & ELEC 6.25% 12/13	12/1/2013, 6.25%, $610,000	**	687,000
***	PECO ENERGY MTN 5.6% 10/15/13	10/15/2013, 5.6%, $690,000	**	772,337
***	PEPSICO INC 7.9% 11/01/18	11/1/2018, 7.9%, $627,000	**	814,962
***	PNC FUND CORP MTN 3% 5/19/14	5/19/2014, 3%, $980,000	**	1,001,333
***	PPL ENERGY SUPP 6.3% 7/15/13	7/15/2013, 6.3%, $1,300,000	**	1,469,967
***	PRICOA GLB 1 MTN5.45 6/14 144A	6/11/2014, 5.45%, $660,000	**	733,672
***	PROGRESS ENERGY 6.05% 3/15/14	3/15/2014, 6.05%, $1,413,000	**	1,594,370
***	PUBLIC SVC ELEC 2.7% 5/01/15	5/1/2015, 2.7%, $519,000	**	525,957
***	RABOBANK NED 3.2% 3/11/15 144A	3/11/2015, 3.2%, $660,000	**	678,333
***	RABOBANK NEDER 2.65% 8/12 144A	8/17/2012, 2.65%, $2,823,000	**	2,923,597
***	RBS 3.4 08/13 SNR	8/23/2013, 3.4%, $600,000	**	613,291
***	ROYAL BK CANADA 1.125 1/15/14	1/15/2014, 1.125%, $1,717,000	**	1,697,798
***	ROYAL BK CDA GMTN 2.625% 12/15	12/15/2015, 2.625%, $383,000	**	384,221
***	ROYAL BK SCT 1.5% 3/30/12 144A	3/30/2012, 1.5%, $1,680,000	**	1,696,642

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
par, or maturity value

	Corporate bonds (continued)
***	SANTANDER US 2.485% 1/13 144A	1/18/2013, 2.485%, $1,200,000	**	$1,174,750
***	SBC COMM GLBL 5.875% 2/01/12	2/1/2012, 5.875%, $273,000	**	294,087
***	SHELL INTL MTN 1.875 3/25/13	3/25/2013, 1.875%, $1,310,000	**	1,336,307
***	SIERRA PACIFIC 5.45% 9/01/13	9/1/2013, 5.45%, $1,120,000	**	1,241,437
***	SIMON PROPERTY 5.3% 5/30/13	5/30/2013, 5.3%, $530,000	**	580,191
***	SOUTHERN CO 2.375% 9/15/15	9/15/2015, 2.375%, $510,000	**	505,541
***	SOUTHERN CO 4.15% 5/14	5/15/2014, 4.15%, $240,000	**	253,870
***	STATE ST CORP 4.3% 5/30/14 DT	5/30/2014, 4.3%, $140,000	**	150,304
***	SVENSKA MTN 2.875 9/14/12 144A	9/14/2012, 2.875%, $2,383,000	**	2,461,168
***	TELEFONICA EMIS 2.582 4/26/13	4/26/2013, 2.582%, $1,630,000	**	1,638,911
***	TIME WARNER CAB 6.2% 7/01/13	7/1/2013, 6.2%, $1,500,000	**	1,712,448
***	TIME WARNER INC 3.15% 7/15/15	7/15/2015, 3.15%, $960,000	**	989,405
***	TRANSCAPIT 5.67% 3/5/14 144A	3/5/2014, 5.67%, $1,230,000	**	1,326,790
***	UNCREDIT LUX 5.584/VAR 1/13/17	1/13/2017, 5.584%, $1,300,000	**	1,289,814
***	UNION BK NA 2.125% 12/16/13	12/16/2013, 2.125%, $940,000	**	939,199
***	US BANCORP MTN 1.375% 9/13/13	9/13/2013, 1.375%, $750,000	**	752,730
***	US BANCORP MTN 4.2% 5/15/14	5/15/2014, 4.2%, $1,030,000	**	1,105,790
***	US CNTRL FED CU 1.9% 10/19/12	10/19/2012, 1.9%, $1,020,000	**	1,045,258
***	VERIZON COM INC 5.25% 4/15/13	4/15/2013, 5.25%, $790,000	**	867,713
***	VERIZON NEW YOR 6.875% 4/01/12	4/1/2012, 6.875%, $180,000	**	195,109
***	VERIZON WIRELESS 5.25% 2/1/12	2/1/2012, 5.25%, $702,000	**	750,111
***	VODAFONE GRP PLC 4.15% 6/10/14	6/10/2014, 4.15%, $329,000	**	346,635
***	VWIF 1.625% 8/12/13 144A	8/12/2013, 1.625%, $538,000	**	541,100
***	WAL MART STORES 2.25% 7/08/15	7/8/2015, 2.25%, $800,000	**	803,496
***	WALMART STORES MTN 3.2% 5/14	5/15/2014, 3.2%, $868,000	**	911,417
***	WELLS FARGO 3.75% 10/1/14	10/1/2014, 3.75%, $1,633,000	**	1,719,974
***	WELLS FARGO 5.25% 10/23/12	10/23/2012, 5.25%, $376,000	**	406,830
***	WELLS FARGO MTN 3.625% 4/15/15	4/15/2015, 3.625%, $327,000	**	341,583
***	WESTPAC BANK CORP 2.1% 8/2/13	8/2/2013, 2.1%, $395,000	**	402,422
***	WESTPAC BK CORP 1.85% 12/09/13	12/9/2013, 1.85%, $1,285,000	**	1,289,916
***	WYETH 5.5% 2/01/14	2/1/2014, 5.5%, $347,000	**	393,715
***	XEROX CORP 5.5% 5/15/12	5/15/2012, 5.5%, $1,000,000	**	1,063,241
***	YALE UNIV MTN 2.9% 10/15/14	10/15/2014, 2.9%, $540,000	**	560,278

	Total corporate bonds		**	141,265,201

	Residential mortgage-backed bonds
***	FHLG 15YR 4.50% 8/18 #E98688	8/1/2018, 4.5%, $1,250,366	**	1,322,411
***	FHLG 15YR 5.00% 6/24 #G13598	4/1/2020, 5%, $1,665,088	**	1,783,703
***	FHLG 15YR 5.50% 3/19 #E01604	3/1/2019, 5.5%, $135,726	**	146,713
***	FHLG 20YR 5.50% 3/23 #D95897	3/1/2023, 5.5%, $123,228	**	133,324
***	FHLG 20YR 5.50% 4/24 #C90825	4/1/2024, 5.5%, $435,665	**	470,268
***	FHLG 20YR 5.50% 5/23 #C90676	5/1/2023, 5.5%, $206,091	**	222,975
***	FHLG 20YR 5.50% 7/23 #C90691	7/1/2023, 5.5%, $562,153	**	608,209
***	FHLG 20YR 6.00% 9/22 #C90580	9/1/2022, 6%, $190,271	**	210,584
***	FHLM ARM 3.53% 4/40 #1B4657	4/1/2040, 3.551%, $432,973	**	449,455
***	FHLM ARM 3.58% 4/40 #1B4702	4/1/2040, 3.59%, $389,655	**	405,222
***	FHLM ARM 3.88% 1/35 #848084	1/1/2035, 2.499%, $87,316	**	91,359

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Residential mortgage-backed bonds (continued)
***	FHLM ARM 4.305 6/35 #848083	6/1/2035, 2.641%, $75,771	**	$79,769
***	FHLM ARM 4.68% 1/36 #847584	1/1/2036, 2.836%, $82,079	**	86,355
***	FHLM ARM 4.69% 11/35 #1B2428	11/1/2035, 2.734%, $323,206	**	340,741
***	FHLM ARM 4.83% 11/35 #1Q0166	11/1/2035, 2.715%, $274,650	**	289,430
***	FHLM ARM 4.93% 9/35 #1K1215	9/1/2035, 2.61%, $252,341	**	265,109
***	FHLM ARM 5.26% 1/36 #1J1274	1/1/2036, 2.864%, $190,697	**	201,301
***	FHLM ARM 5.37% 12/35 #1N0106	12/1/2035, 2.109%, $197,907	**	205,453
***	FHLM ARM 5.62% 12/35 #1N0117	12/1/2035, 2.128%, $306,159	**	317,559
***	FHLM ARM 5.78% 10/35 #1N0063	10/1/2035, 3.329%, $31,191	**	33,130
***	FHLM ARM 4.199% 8/36 #848185	8/1/2036, 3.247%, $142,242	**	149,581
***	FHLM ARM 4.277% 2/35 #848090	2/1/2035, 2.677%, $273,609	**	288,593
***	FHLM ARM 4.482% 4/35 #848088	4/1/2035, 2.547%, $1,630,312	**	1,699,396
***	FHLM ARM 4.485% 1/35 #848089	1/1/2035, 2.727%, $50,776	**	53,586
***	FHLM ARM 4.542% 4/35 #848085	4/1/2035, 2.663%, $195,487	**	205,973
***	FHLM ARM 4.571% 3/35 #848186	3/1/2035, 2.745%, $187,044	**	196,531
***	FHLM ARM 4.889% 3/33 #847126	3/1/2033, 2.942%, $5,621	**	5,938
***	FHLM ARM 4.941% 11/35 #1J1228	11/1/2035, 2.599%, $225,975	**	237,948
***	FHLM ARM 5.084% 8/35 #1J0005	8/1/2035, 3.081%, $71,273	**	75,290
***	FHLM ARM 5.34% 6/35 #1L0097	6/1/2035, 2.786%, $134,080	**	141,468
***	FHR 2495 UJ 3.5 7/32	7/15/2032, 3.5%, $28,407	**	29,069
***	FHR 2794 JT 6 10/32	10/15/2032, 6%, $303,266	**	330,260
***	FHR 3555 CM 4% 12/14	12/15/2014, 4%, $3,188,234	**	3,303,717
***	FHR 3555 KH 4% 12/14	12/15/2014, 4%, $3,458,350	**	3,605,471
***	FNMA 15YR 3.50% 12/25 #AE0368	12/1/2025, 3.5%, $12,752,067	**	12,899,845
***	FNMA 15YR 4.00% 8/18 #727438	8/1/2018, 4%, $729,675	**	763,974
***	FNMA 15YR 4.50% 6/19 #745278	6/1/2019, 4.5%, $469,614	**	498,139
***	FNMA 15YR 4.50% 7/20 #745874	7/1/2020, 4.5%, $269,749	**	286,176
***	FNMA 15YR 4.50% 7/20 #888653	7/1/2020, 4.5%, $219,456	**	232,787
***	FNMA 15YR 4.50% 8/18 #730721	8/1/2018, 4.5%, $131,524	**	139,533
***	FNMA 15YR 4.50% 8/24 #AD0117	10/1/2018, 4.5%, $4,356,088	**	4,621,367
***	FNMA 15YR 4.50% 11/18 #725857	11/1/2018, 4.5%, $188,917	**	200,422
***	FNMA 15YR 5.50% 1/17 #545411	1/1/2017, 5.5%, $54,501	**	58,911
***	FNMA 15YR 5.50% 2/17 #631364	2/1/2017, 5.5%, $22,128	**	23,919
***	FNMA 15YR 5.50% 5/17 #619099	5/1/2017, 5.5%, $15,568	**	16,828
***	FNMA 15YR 5.50% 7/16 #253878	7/1/2016, 5.5%, $44,781	**	48,405
***	FNMA 15YR 5.50% 11/16 #618497	11/1/2016, 5.5%, $29,009	**	31,356
***	FNMA 15YR 6.00% 11/16 #545296	11/1/2016, 6%, $72,349	**	78,965
***	FNMA 15YR 6.50% 3/17 #254236	3/1/2017, 6.5%, $156,625	**	172,049
***	FNMA 20YR 5.50% 10/22 #254522	10/1/2022, 5.5%, $2,764	**	3,002
***	FNMA 20YR 5.50% 11/22 #254543	11/1/2022, 5.5%, $48,290	**	52,446
***	FNMA 20YR 5.50% 6/23 #254764	6/1/2023, 5.5%, $140,546	**	152,642
***	FNMA 20YR 6.00% 1/23 #555198	1/1/2023, 6%, $81,179	**	90,166
***	FNMA 20YR 6.00% 9/22 #545887	9/1/2022, 6%, $280,406	**	308,155
***	FNMA 20YR 6.00% 12/18 #440734	12/1/2018, 6%, $20,580	**	22,473
***	FNMA ARM 4.49% 4/35 #AD0176	5/1/2035, 2.57%, $538,969	**	566,126
***	FNMA ARM 2.94% 8/35 #AD0710	11/1/2036, 2.616%, $62,177	**	65,196
***	FNMA ARM 3.20% 1/40 #AC0599	1/1/2040, 3.193%, $611,897	**	633,706
***	FNMA ARM 3.32% 9/34 #AD0177	9/1/2034, 2.743%, $80,509	**	84,328
***	FNMA ARM 3.60% 3/40 #AD1555	3/1/2040, 3.608%, $666,895	**	696,521
***	FNMA ARM 3.92% 2/39 #AC0036	2/1/2039, 2.384%, $1,345,702	**	1,399,056
***	FNMA ARM 4.21% 5/35 #889946	5/1/2035, 2.537%, $228,264	**	239,002
***	FNMA ARM 4.285% 7/33#AD0066	12/1/2033, 2.616%, $578,909	**	606,170
***	FNMA ARM 4.30% 2/35 #995017	2/1/2035, 2.562%, $428,464	**	447,590
***	FNMA ARM 4.38% 10/37 #AD0713	10/1/2037, 2.871%, $463,014	**	487,992

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Residential mortgage-backed bonds (continued)
***	FNMA ARM 4.53% 12/34 #802852	12/1/2034, 2.554%, $243,456	**	$255,280
***	FNMA ARM 4.59% 7/35 #995016	7/1/2035, 2.668%, $789,222	**	829,838
***	FNMA ARM 4.68% 11/34 #735011	11/1/2034, 2.624%, $219,376	**	229,998
***	FNMA ARM 4.75% 5/35 #815626	5/1/2035, 2.687%, $57,308	**	60,157
***	FNMA ARM 4.82% 2/36 #AD0175	2/1/2036, 2.6%, $84,956	**	88,966
***	FNMA ARM 4.96% 6/35 #825388	6/1/2035, 2.734%, $144,992	**	152,244
***	FNMA ARM 5.280% 3/35 #843014	3/1/2035, 2.059%, $17,715	**	18,361
***	FNMA ARM 6.25% 6/36 #886983	6/1/2036, 2.59%, $23,268	**	24,433
***	FNMA ARM 4.58% 7/35 #995273	7/1/2035, 2.544%, $148,307	**	156,186
***	FNMA ARM 4.653% 3/35 #816322	3/1/2035, 2.284%, $5,989	**	6,225
***	FNMA ARM 4.765% 1/34 #995274	2/1/2034, 2.566%, $10,836	**	11,409
***	FNMA ARM 4.893% 10/35 #847787	10/1/2035, 2.481%, $53,611	**	55,745
***	FNMA ARM 4.898% 5/35 #995272	5/1/2035, 2.857%, $39,466	**	41,557
***	FNMA ARM 5.344% 7/35 #834917	7/1/2035, 2.065%, $14,010	**	14,500
***	FNMA ARM 5.349% 12/34 #843013	12/1/2034, 2.14%, $37,548	**	38,816
***	FNMA ARM 5.541% 11/36 #745972	11/1/2036, 2.872%, $206,843	**	218,462
***	FNMA ARM 3.752% 10/33 #755148	10/1/2033, 2.015%, $40,821	**	42,174
***	FNMA ARM 3.753% 10/33 #746320	10/1/2033, 2.553%, $49,960	**	52,391
***	FNMA ARM 3.984% 5/33 #703915	5/1/2033, 2.397%, $10,318	**	10,779
***	FNMA ARM 4.293% 3/35 #815586	3/1/2035, 2.573%, $18,254	**	19,087
***	FNMA ARM 4.358% 10/33 #754672	10/1/2033, 2.119%, $15,480	**	16,040
***	FNMA ARM 4.512% 12/36 #995606	11/1/2036, 2.628%, $343,571	**	362,444
***	FNMA ARM 4.53% 10/35 #995414	7/1/2035, 2.623%, $352,877	**	369,546
***	FNMA ARM 4.545% 12/36 #995607	3/1/2037, 2.627%, $131,497	**	138,216
***	FNMA ARM 4.55% 10/35 #995415	10/1/2035, 2.594%, $1,056,271	**	1,107,499
***	FNMA ARM 4.801% 2/33 #695019	2/1/2033, 2.01%, $30,613	**	31,653
***	FNMA ARM 5.05% 7/34 #801635	7/1/2034, 2.532%, $18,207	**	19,006
***	FNMA ARM 5.066% 9/34 #544860	9/1/2034, 4.803%, $60,332	**	63,718
***	FNMA ARM 5.075% 7/34 #995609	4/1/2035, 2.913%, $152,001	**	160,679
***	FNR 2000-32 FM IML+450 10/30	10/18/2030, 0.7035%, $7,307	**	7,324
***	FNR 2000-34 F 1ML+45 10/30	10/25/2030, 0.6995%, $20,442	**	20,481
***	FNR 2004-15 AB 4% 9/17	9/25/2017, 4%, $143,879	**	149,135
***	FNR 2004-3 HA 4% 7/17	7/25/2017, 4%, $218,768	**	225,033
***	FNR 2008-95 AD 4.5% 12/23	12/25/2023, 4.5%, $1,782,345	**	1,886,122

	Total residential mortgage-backed bonds		**	50,796,642

	US Treasury, government and agency bonds
***	FHLB 0.875% 12/27/13	12/27/2013, 0.875%, $1,220,000	**	1,209,418
***	FHLB 1.125% 5/18/12	5/18/2012, 1.125%, $1,230,000	**	1,242,300
***	FHLB 1.625% 11/21/12	11/21/2012, 1.625%, $1,915,000	**	1,953,179
***	FHLMC .375% 11/30/12	11/30/2012, 0.375%, $5,097,000	**	5,070,321
***	FHLMC .625% 12/28/12	12/28/2012, 0.625%, $10,560,000	**	10,546,087
***	FHLMC 1.125% 7/27/12	7/27/2012, 1.125%, $4,392,000	**	4,460,793
***	FHLMC 1.75% 6/15/12	6/15/2012, 1.75%, $5,371,000	**	5,469,686
***	FHLMC 1.75% 9/10/15	9/10/2015, 1.75%, $766,000	**	757,055
***	FHLMC 2.5% 1/07/14	1/7/2014, 2.5%, $3,000,000	**	3,156,325
***	FHLMC 4.125% 12/21/12	12/21/2012, 4.125%, $5,659,000	**	6,038,192
***	FHLMC 4.5% 1/15/14	1/15/2014, 4.5%, $4,057,000	**	4,543,958
***	FHLREF NTS BE 2.5% 4/23/14	4/23/2014, 2.5%, $2,690,000	**	2,799,758
***	FNMA .375% 12/28/12	12/28/2012, 0.375%, $11,990,000	**	11,914,274
***	FNMA .5% 10/30/12	10/30/2012, 0.5%, $10,269,000	**	10,250,549
***	FNMA 0.75% 12/18/13	12/18/2013, 0.75%, $3,532,000	**	3,493,504
***	FNMA 1% 9/23/13	9/23/2013, 1%, $7,195,000	**	7,203,700

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	US Treasury, government and agency bonds (continued)
***	FNMA 1.125% 7/30/12	7/30/2012, 1.125%, $920,000	**	$932,386
***	FNMA 1.25% 8/20/13	8/20/2013, 1.25%, $3,640,000	**	3,680,341
***	FNMA 2.5% 5/15/14	5/15/2014, 2.5%, $695,000	**	723,293
***	FNMA 2.75% 3/13/14	3/13/2014, 2.75%, $5,773,000	**	6,081,642
***	FNMA 4.375% 9/15/12	9/15/2012, 4.375%, $1,800,000	**	1,937,533
***	FNMA 4.625% 10/15/13	10/15/2013, 4.625%, $644,000	**	713,175
***	FNMA 4.75% 11/19/12	11/19/2012, 4.75%, $3,225,000	**	3,488,011
***	FSPC T-59 1A3 7.5 10/43	10/25/2043, 7.5%, $62,776	**	73,661
***	GNR 2000-35 F 1ML+55 12/25	12/16/2025, 0.8035%, $19,422	**	19,612
***	MRFC 2000-TBC2 A1 1ML 6/30	6/15/2030, 0.735%, $67,333	**	65,505
***	USTN .375% 9/30/12	9/30/2012, 0.375%, $4,977,000	**	4,969,908
***	USTN .75% 5/31/12	5/31/2012, 0.75%, $35,615,000	**	35,808,496
***	USTN 0.75% 12/15/13	12/15/2013, 0.75%, $3,731,000	**	3,705,783
***	USTN 1.375% 2/15/13	2/15/2013, 1.375%, $9,123,000	**	9,307,938
***	USTN 1.75% 3/31/14	3/31/2014, 1.75%, $9,207,000	**	9,428,933
***	USTN 1.75% 7/31/15	7/31/2015, 1.75%, $12,469,000	**	12,520,414
***	USTN 1.875% 2/28/14	2/28/2014, 1.875%, $4,476,000	**	4,612,217
***	USTN 1.875% 4/30/14	4/30/2014, 1.875%, $16,603,000	**	17,033,770
***	USTN 1.875% 6/30/15	6/30/2015, 1.875%, $14,461,000	**	14,519,362
***	USTN 2% 11/30/13	11/30/2013, 2%, $9,882,000	**	10,191,200
***	USTN 2.125% 5/31/15	5/31/2015, 2.125%, $7,155,000	**	7,282,491
***	USTN 2.375% 10/31/14	10/31/2014, 2.375%, $12,792,000	**	13,293,300
***	USTN 2.375% 9/30/14	9/30/2014, 2.375%, $1,079,000	**	1,124,155
***	USTN 2.5% 3/31/15	3/31/2015, 2.5%, $38,757,000	**	40,365,518
***	USTN 2.5% 4/30/15	4/30/2015, 2.5%, $45,789,000	**	47,534,008
***	USTN 2.75% 10/31/13	10/31/2013, 2.75%, $3,006,000	**	3,174,130
***	USTN 3.125% 10/31/16	10/31/2016, 3.125%, $21,510,000	**	22,553,959
***	USTN 3.125% 9/30/13	9/30/2013, 3.125%, $4,120,000	**	4,403,634

	Total US Treasury, government and agency bonds		**	359,653,474

	Common stock - finance
*	AXA, S.A. ADR	5,358,128 shares	**	89,212,832

	Index mutual funds
*	Fidelity Management Research Company	Spartan International Index Fund	**	40,267,813
*	Fidelity Management Research Company	Spartan U.S. Equity Index Fund	**	80,677,934
*	Fidelity Management Research Company	Spartan Extmk Ind Advan	**	42,221,426
1	State Street Bank and Trust Company	SSGA INTERTN'L INDEX NON-LEND CL A	**	51,605,272
1	State Street Bank and Trust Company	SSGA RUSSELL SM/MID CAP IDX NL CL A	**	23,287,672
1	State Street Bank and Trust Company	SSGA S&P 500 INDEX NON-LENDING CL A	**	154,356,578
1	State Street Bank and Trust Company	SSGA TUCKERM GLB LIQ RL EST NL CL A	**	37,450,572

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Index mutual funds (continued)
1	State Street Bank and Trust Company	SSGA US BOND INDX NON-LENDING CL A	**	$41,000,345
1	State Street Bank and Trust Company	SSGA US INFL PROT BD IDX NL CL A	**	23,234,590
1	State Street Bank and Trust Company	SSGA US ST GOV'T CRD BD IDX NL CL A	**	6,448,839

	Total index mutual funds		**	500,551,041

	Balanced mutual funds
	Dodge and Cox	Dodge & Cox Balance	**	52,809,748

	Growth mutual funds
*, 1	AllianceBernstein, L.P.	Alliance Bernstein Int'l Value IS	**	26,779,807
	Calvert Asset Management Co Inc	Calvert Equity I	**	5,762,039
1	Columbia Management Advisors, LLC	Col Mid Cap Value Z	**	19,678,006
*, 1	EQ Advisors Trust	EQ/AB Small Cap Growth A	**	20,588,772
*, 1	EQ Advisors Trust	EQ/GAMCO Sm Co Val A	**	33,412,248
*, 1	EQ Advisors Trust	EQ/INTL GROWTH A	**	32,614,212
*	EQ Advisors Trust	EQ/MARSICO Focus A	**	23,317,821
1	Morgan Stanley Investments LP	MSIF Mid Cap Growth I	**	40,333,530
*	AXA Premier VIP Trust	Multimanager Large Cap Core Equity Portfolio	**	10,220,360
*	AXA Premier VIP Trust	Multimanager Large Cap Value Portfolio	**	19,426,758

	Total growth mutual funds		**	232,133,553

	Fixed income mutual funds
	Pacific Investment Management Company	PIM Total RT Inst	**	58,286,972
1	Goldman Sachs Asset Management, L.P.	GS High Yield Inst	**	39,994,880
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio	**	2,367,233
***	State Street Global Advisors	SSgA U.S. Government short Term Investment Fund Class A	**	3,842,124

	Total fixed income mutual funds		**	104,491,209

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issue, borrower, lessor,	(c) Description of investment including	(d) Cost	(e) Current value
	or similar party	maturity date, rate of interest, collateral,
		par, or maturity value

	Other mutual funds
	Morgan Stanley Investments LP	MISF US Real Est I	**	$ 23,446,375

	GIC wrapper
	AIG Financial Products Co.	Contract #931942	**	815,721
	JP Morgan Chase	Contract #AAXA-2-07	**	565,324

	Total GIC wrapper		**	1,381,045

	Short-term investments
***	AMCAR 2006-1 C 5.28% 11/11	11/6/2011, 5.28%, $22,440	**	22,524
***	AMERICN EX FDIC 3.15% 12/09/11	12/9/2011, 3.15%, $600,000	**	616,410
***	CITIGROUP FDIC 2.875% 12/09/11	12/9/2011, 2.875%, $1,210,000	**	1,240,048
***	COMCAST CABLE 6.75% 1/30/11	1/30/2011, 6.75%, $1,600,000	**	1,651,884
***	DAIMLERC NA MTN 5.75% 9/08/11	9/8/2011, 5.75%, $2,500,000	**	2,628,324
***	DTE ENERGY CO 7.05% 6/01/11	6/1/2011, 7.05%, $785,000	**	809,370
***	GE CAP FDIC 3% 12/09/11	12/9/2011, 3%, $4,447,000	**	4,562,063
***	HSBC USA FDIC 3.125% 12/16/11	12/16/2011, 3.125%, $585,000	**	600,858
***	JPMORGAN FDIC 3.125 12/1/11 DT	12/1/2011, 3.125%, $1,137,000	**	1,168,265
***	MORGAN STAN FDIC 3.25% 12/1/11	12/1/2011, 3.25%, $1,490,000	**	1,532,804
***	ORIX CORP 5.48% 11/22/11	11/22/2011, 5.48%, $155,000	**	161,748
***	VERIZON NE GLB 6.5% 9/15/11 DT	9/15/2011, 6.5%, $690,000	**	730,042
***	WELLS FAR FDIC 3% 12/09/11	12/9/2011, 3%, $6,051,000	**	6,207,566

	Total short-term investments		**	21,931,906

	Subtotal		**	1,639,642,474

	Notes receivable from participants
	Notes receivable from participants	4.25% to 11%	**	27,634,621

	Total		**	$ 1,667,277,095

*	Represents a party-in-interest.
***	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA target allocation funds.

SIGNATURES

The Plan:   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 27, 2011	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative AXA
Committee of Benefit Plans of AXA
Equitable Life Insurance Company (Plan
Administrator) and Vice President of
Equitable Life Insurance Company (Plan
Sponsor)

Dated: June 27, 2011	By:	/s/ Eric Goff
ERIC GOFF
Senior Vice President of Compensation
and Benefits of AXA Equitable Life
Insurance Company (Plan Sponsor)